UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
June 10, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart Mackenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: June 10, 2008

ASX RELEASE	10 June 2008
Equigold Closes Out Gold Hedging
The boards of Equigold NL (EQI) and Lihir Gold Limited (LGL) are pleased to announce the closure by Equigold of a significant portion of its gold hedge book. The closure covered 151,980 ounces of sold call options with strike prices of A$700 per ounce and expiries between December 2010 and December 2012, together with lease rate swap contracts.
The closure was completed by Equigold on 6 June, taking advantage of a recent pull back in the spot gold price. It reflects the positive outlook of both boards for the gold price and is consistent with LGL’s desire to remain a major unhedged gold producer.
The total cost of the close out was A$61 million and was funded in part by a loan from LGL. This transaction reduces Equigold’s gold hedge book to 146,624 ozs of gold sold forward at A$600/oz for delivery on a quarterly basis until September 2010, representing approximately 9% of Equigold’s gold reserves and 0.6% of LGL’s gold reserves after completion of the merger with Equigold.
The merger of Equigold and LGL by scheme of arrangement is scheduled for completion on 17 June 2008.
For more information contact:

Equigold	LGL

Mark Clark	Joe Dowling
Managing Director	General Manager Corporate Affairs
08 9316 3661	0421 587 755

Joel Forwood
Manager Investor Relations
+61 7 3318 3331